Exhibit 4.6
TECHTEAM GLOBAL, INC.
2006 INCENTIVE STOCK AND AWARDS PLAN
RESTRICTED STOCK AWARD
TechTeam Global, Inc. (the “Company”) has granted you an award (this “Award”) of shares (“Restricted Shares”) of common stock, $.01 par value, of the Company constituting Restricted Stock under the TechTeam Global, Inc. 2006 Incentive Stock and Awards Plan (the “Plan”), with the terms and conditions set forth below. The grant date (“Grant Date”) and number of shares of Restricted Stock are set forth on the Grant Acceptance Web Dialogue page in the Transcentive software platform:

Vesting Schedule:	Your Restricted Shares will vest in four (4) equal increments on the first four (4) anniversaries of the Grant Date provided you are employed by the Company or an Affiliate continuously through the applicable vesting date.

If your employment terminates prior to the date your Restricted Shares are vested as a result of death or Disability, your Restricted Shares will become fully vested on such date of termination.

Upon any other termination of employment prior to the date on which all of the Restricted Shares are vested, you will forfeit the unvested Restricted Shares.

Escrow	Your Restricted Shares will be held in escrow by the Company, as escrow agent, until they are vested. The Company will give you a receipt for the Shares held in escrow that will state that the Company holds such Shares in escrow for your account, subject to the terms of this Award, and you will give the Company a stock power for such Shares, endorsed in blank, which will be used in the event such Shares are forfeited in whole or in part. As soon as practicable after the vesting date, the Restricted Shares will cease to be held in escrow, and, based upon your instructions, either (a) certificate(s) for such number of Shares will be delivered to you or, in the case of your death, to your estate, or (b) the shares will be wired to your brokerage account

Transferability of Restricted Shares:	You may not sell, transfer or otherwise alienate or hypothecate any of your Restricted Shares until they are vested. In addition, by accepting this Award, you agree not to sell any Shares acquired under this Award at a time when applicable laws, Company policies (including, without limitation, the Company’s Insider Trading Policy) or an agreement between the Company and its underwriters prohibit a sale.

Voting and Dividends:	While the Restricted Shares are subject to forfeiture, you may exercise full voting rights and will receive all dividends and other distributions paid with respect to the Restricted Shares, in each case so long as the applicable record date occurs before you forfeit such Shares. If, however, any such dividends or distributions are paid in Shares, such Shares will be subject to the same risk of forfeiture, restrictions on transferability and other terms of this Award as are the Restricted Shares with respect to which they were paid.

Transferability of Award:	You may not transfer or assign this Award for any reason, other than under your will or as required by intestate laws. Any attempted transfer or assignment will be null and void.

Tax Withholding:	To the extent that the receipt of the Restricted Shares or dividends or the vesting of the Restricted Shares results in income to you for federal, state or local income tax purposes, you shall deliver to the Company at the time the Company is obligated to withhold taxes in connection with such receipt or vesting, as the case may be, such amount as the Company requires to meet its withholding obligation under applicable tax laws or regulations, and if you fail to do so, the Company has the right and authority to deduct or withhold from other compensation payable to you an amount sufficient to satisfy its withholding obligations. If you do not make an election under Section 83(b) of the Internal Revenue Code of 1986, as amended, in connection with this Award, you may satisfy the withholding requirement upon vesting of the Restricted Shares, in whole or in part, by electing to have the Company withhold for its own account that number of Restricted Shares otherwise deliverable to you from escrow hereunder on the date the tax is to be determined, having an aggregate Fair Market Value on the date the tax is to be determined equal to the minimum statutory total tax that the Company must withhold in connection with the vesting of such Shares. Your election must be irrevocable, in writing, and submitted to the Secretary of the Company before the applicable vesting date. The Fair Market Value of any fractional Share not used to satisfy the withholding obligation (as determined on the date the tax is determined) will be paid to you in cash.

Interpretation of Award:	As a condition of the granting of this Award, you agree, for yourself and your legal representatives or guardians, that this Award shall be interpreted by the Administrator and that any interpretation by the Administrator of the terms of this Award and any determination made by the Administrator pursuant to this Award shall be final, binding and conclusive.

This Award is granted under and governed by the terms and conditions of the Plan. Additional provisions regarding this Award and definitions of capitalized terms used and not defined in this Award can be found in the Plan.
BY ACCEPTING THIS AWARD, YOU AGREE TO ALL OF THE TERMS AND CONDITIONS DESCRIBED HEREIN AND IN THE PLAN. YOU ALSO ACKNOWLEDGE RECEIPT OF THE PLAN AND THE PROSPECTUS DESCRIBING THE PLAN.